SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                             TOWER AUTOMOTIVE, INC.
                   (Name of Subject Company and Person Filing)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $17.125 OR MORE
                         (Title of Class of Securities)

                                    891707101
                      (CUSIP Number of Class of Securities)

                                Anthony A. Barone
                             Chief Financial Officer
                              5211 Cascade Road, SE
                          Grand Rapids, Michigan 49546
                                 (616) 802-1600
            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and communications on Behalf of
                         the Person(s) Filing Statement)

                                 With a copy to:
                              Michael G. Wooldridge
                     Varnum, Riddering, Schmidt & HowlettLLP
                              333 Bridge Street, NW
                          Grand Rapids, Michigan 49504
                                 (616) 336-6000

                            CALCULATION OF FILING FEE
      -------------------------------------------------------------------
      Transaction Valuation*                         Amount of Filing Fee
          $6,219,151.70                                   $1,243.83

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,743,000 shares of common stock of the company having an aggregate value of $6,219,151.70, will be exchanged in response to this offer. The aggregate value of the options was calculated based on the Black-Scholes Option Pricing Model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1 percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $1,200.39    Filing party:     Tower Automotive, Inc.
Form or registration no.:  Schedule TO  Date filed:       July 25, 2001

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third party tender offer subject to Rule 14d-1.
[   ] going-private transaction subject to Rule 13e-3.
[ X ] issuer tender offer subject to Rule 13e-4.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                             INTRODUCTORY STATEMENT

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities Exchange Commission on July 25, 2001, as amended by Amendment No. 1 filed on July 26, 2001, Amendment No. 2 filed on August 27, 2001, and Amendment No. 3 filed on September 5, 2001 (the "Schedule TO"), relating to the offer by Tower Automotive, Inc., a Delaware corporation (the "Company"), to certain of its active employees to exchange all options to purchase shares of common stock, par value $.01 per share, of the Company (the "Common Stock") having an exercise price equal to or greater than $17.125 per share, which are outstanding under the Tower Automotive, Inc. 1994 Key Colleague Stock Option Plan and the Tower Automotive, Inc. Long Term Incentive Plan (collectively, the "Plans") for restricted shares of Common Stock that will be issued under one or more of the Plans, upon the terms and subject to the conditions described in the Offer to Exchange dated July 25, 2001, and the related Letter of Transmittal.

     This Amendment No. 4 extends the offer to exchange to certain employees and certain consultants of the Company, as described below. The Long Term Incentive Plan permits the Company to grant options to its consultants. The Company previously granted options to purchase its common stock to a select number of consultants. The Company has elected to extend the purchase offer to (i) those optionees that are employees of Hidden Creek Industries, Inc. who are not also directors of the Company and (ii) a former consultant of the Company who is now an employee of the Company (hereinafter collectively referred to as "New Offerees"). There are four persons among the New Offerees; they collectively hold options to purchase 55,000 shares of the Company's common stock, with an average exercise price of $ 17.125. The offer to purchase, letter of transmittal, and letter and memorandum to holders that have been sent to these New Offerees are attached as Exhibits 8, 9, and 10, respectively. These items are identical to those sent to the original offerees, except that Exhibits 8, 9, and 10 incorporate the revisions effected by Amendments Nos. 2 and 3 to the Schedule TO and include minor revisions to account for the fact that not all of the New Offerees are employees of the Company. These amended items are only being sent to New Offerees.

ITEM 12. EXHIBITS

         (a)        (1) Offer to Purchase, dated July 25, 2001.*

                    (2) Form of Letter of Transmittal.*

                    (3) Form of Letter and Memorandum to Holders.*

                    (4) Tower  Automotive,  Inc.  Annual Report on Form 10-K for
               the  year  ended  December  31,  2000,   incorporated  herein  by
               reference.*

                    (5) Tower Automotive, Inc. Quarterly Report on Form 10-Q for
               the  quarter  ended  March  31,  2001,   incorporated  herein  by
               reference.*

                    (6) Tower Automotive,  Inc.  Quarterly Report on Form 10-Q/A
               for the quarter ended June 30, 2001, incorporated herein by reference.*

                    (7) Supplement, dated August 27, 2001, to Offer to Exchange, dated July 25, 2001.*

                    (8) Offer to Purchase, dated September 11, 2001 (sent to New
               Offerees).

                    (9) Amended Form of Letter of Transmittal (sent to New Offerees).

                    (10) Amended Form of Letter and  Memorandum to Holders (sent to New Offerees).

         (b)      Not applicable.

         (d) (1.1) Tower Automotive, Inc. 1994 Key Colleague Stock Option Plan, incorporated by reference to Exhibit 10.18 to Tower Automotive Inc.'s Registration Statement on Form S-1 (33-80320).*

                    (1.2) Form of Tower Automotive,  Inc.'s Long-Term  Incentive
               Plan, incorporated by reference to Exhibit No. 4 to Tower Automotive, Inc.'s Registration Statement on Form S-8 (333-59664).*

                    (2.1) Form of  Restricted  Share Grant  Agreement for Awards
               pursuant to Tower Automotive, Inc.'s Long-Term Incentive Plan.*

         (g)      Not applicable.

         (h)      Not applicable.

----------------------------
*Previously filed.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete, and correct.

                                          TOWER AUTOMOTIVE, INC.



                                          By: /s/ Anthony A. Barone
                                          --------------------------------------
                                              Anthony A. Barone
                                              Chief Financial Officer

Dated:  September 11, 2001

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION

     A8           -        Amended Offer to Purchase, dated September 11, 2001.

     A9           -        Amended Letter of Transmittal.

     A10          -        Amended form of Letter and Memorandum to Holders.

                             TOWER AUTOMOTIVE, INC.

     OFFER TO PURCHASE OUTSTANDING OPTIONS WITH AN EXERCISE PRICE OF $17.125
               OR MORE IN EXCHANGE FOR SHARES OF ITS COMMON STOCK
                                 ---------------

        THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, EASTERN
           TIME, ON SEPTEMBER 14, 2001, UNLESS THE OFFER IS EXTENDED.
                                ----------------

     Tower Automotive, Inc., a Delaware corporation, hereby offers to purchase all outstanding options to purchase shares of our common stock, $.01 par value per share, that were issued to certain of our colleagues and consultants under the 1994 Key Colleague Stock Option Plan or the Long-Term Incentive Plan (the "plans") and that have an exercise price of $17.125 per share or more (the "options"). The purchase price of each option tendered will be paid in common stock, which will be issued as "restricted stock" under the terms of the Long-Term Incentive Plan (the "LTI plan").

     As restricted stock, these shares will be subject to forfeiture and other restrictions until they vest under the terms of each award agreement between each tendering optionholder and us. The number of shares of restricted stock that each optionholder will receive has been calculated in the manner described below. Also, included in your personalized transmitted letter is a table which sets forth your options and the respective number of shares of restricted stock that would be issued for each option grant. The shares of restricted stock will be issued under the terms and subject to the conditions in this offer to purchase and in the related letter of transmittal. We refer to this amount payable to optionholders as the "purchase price." See Section 6. We refer to this offer to purchase and the related cover letter and letter of transmittal, together with any amendments or supplements, as the "offer."

     All options properly tendered and not thereafter validly withdrawn will be purchased at the applicable purchase price, subject to the terms and the conditions of the offer. You may tender all or any portion of your options; however, if you tender only a portion of your options, all options of the same grant (i.e., having the same grant date and exercise price) must be tendered. You are not required to tender any of your options.

     The restricted stock issued in exchange for tendered options will be issued under the LTI plan. Regardless of the current vesting schedule of your options, the restricted stock you receive for tendered options will vest on the third anniversary of the date of grant of the restricted stock, assuming you meet the requirements for vesting specified in the restricted share grant agreement. As a result, you may receive restricted stock with a new vesting schedule in exchange for options that have already vested. See Section 9.

     NEITHER THE COMPANY, THE ENTERPRISE LEADERSHIP TEAM, NOR THE BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR PURCHASE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER OPTIONS. WE HAVE BEEN ADVISED THAT MOST OF THE MEMBERS OF OUR ENTERPRISE LEADERSHIP TEAM THAT HAVE OPTIONS ELIGIBLE FOR TENDER INTEND TO TENDER OPTIONS PURSUANT TO THIS OFFER. NON-EMPLOYEE DIRECTORS AND NON-COLLEAGUES (INCLUDING FORMER COLLEAGUES) ARE NOT ELIGIBLE TO PARTICIPATE IN THE OFFER,
EXCEPT FOR CERTAIN CONSULTANTS (WHO ARE NOT ALSO DIRECTORS OF THE COMPANY) WHO WERE ISSUED OPTIONS PURSUANT TO THE LTI PLAN.

     Shares of our common stock are listed and traded on The New York Stock Exchange under the symbol "TWR." As of September 10, 2001, the closing price of our common stock, as reported on the NYSE, was $11.20 per share. We urge you to obtain current market quotations for our common stock. See Section 8.

     You should direct questions or requests for assistance or for additional copies of this offer to purchase or the letter of transmittal to Richard S. Burgess, Tower Automotive, Inc., 5211 Cascade Road, SE, Grand Rapids, Michigan (telephone: (616) 802-1605).



September 11, 2001

                              IMPORTANT INFORMATION

     Any optionholder desiring to tender his or her options for purchase should complete and sign the letter of transmittal, or a facsimile thereof, in accordance with the instructions in the letter of transmittal, and mail or otherwise deliver it and any other required documents, including the option agreement(s) that evidence the options to be surrendered, to us at our address set forth on the transmittal letter.

     This offer is not being made to, nor will any tender of options be accepted from or on behalf of, optionholders in any jurisdiction in which the making of this offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make this offer to optionholders in such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR AUTHORIZATION AS HAVING BEEN AUTHORIZED BY US.

                                TABLE OF CONTENTS


Summary Term Sheet.............................................................1

Forward-Looking Statements.....................................................6

Introduction...................................................................6

The Offer......................................................................8

     1.  Number of Options; Expiration Date....................................8
     2.  Purpose of the Offer..................................................8
     3.  Procedures for Tendering Options......................................9
     4.  Withdrawal Rights....................................................10
     5.  Acceptance of Tendered Options and Payment...........................11
     6.  Value of Options and Restricted Stock................................11
     7.  Conditions of the Offer..............................................11
     8.  Price Range of the Common Stock......................................13
     9.  Source and Amount of Consideration; Terms of the Restricted Stock....14
     10. Certain Information About Us.........................................15
     11. Interests of Directors and Officers; Transactions and Arrangements
         Concerning the Options...............................................16
     12. Status of Options Acquired by us in the Offer........................18
     13. Certain Legal Matters; Regulatory Approvals..........................18
     14. Certain Federal Income Tax Consequences..............................18
     15. Extension of Offer; Termination; Amendment...........................20
     16. Accounting Consequences of the Offer ................................20
     17. Fees and Expenses....................................................20
     18. Additional Information...............................................21
     19. Miscellaneous........................................................21

                               SUMMARY TERM SHEET

     The following questions and answers are intended to highlight the key features of the offer. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire offer to purchase, your customized offer letter, and the letter of transmittal. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

1.   WHY ARE WE MAKING THE OFFER?

     In the time since certain stock options were issued, there has been a significant decline in the overall stock market, and the value of our stock has been negatively impacted by a variety of market, industry and business dynamics. Therefore, we believe that many of our outstanding options are not achieving the purpose for which they were intended. The options that we are offering to purchase have exercise prices of $17.125 and greater, while the closing price of our common stock on July 24, 2001, as reported on the NYSE, was $13.75 per share. Accordingly, due in large part to market conditions that are beyond the control of our colleagues and other optionholders, many of our outstanding options have exercise prices that are significantly higher than the prevailing market price of our common stock. We believe that making this offer to exchange these outstanding options for restricted stock (1) increases optionholders' proprietary stake in the enterprise, (2) creates a stronger incentive to promote our growth and success, and (3) encourages our key colleagues and consultants to continue their employment or other relationship with us. (Page 8).

     In addition, the total number of shares already approved by shareholders for allocation to the LTI Plan is nearing depletion. This means that we would need to obtain additional shareholder approval to make future grants. Shareholders could potentially react negatively to the request for additional shares, since additional shares would add to the "overhang" (the amount of shares allocated to colleague incentives as a percentage of total common shares outstanding). The exchange offer will bring shares back into the LTI Plan for future awards.

     Each  of  these   objectives   is  intended  to   ultimately   benefit  our
shareholders.

2.   WILL THIS OFFER BE MADE AGAIN IN THE FUTURE?

     The intent is for this to be a one-time event.

3.   WHAT SECURITIES ARE WE OFFERING TO PURCHASE?

     We are offering to purchase all outstanding stock options issued to our colleagues and certain consultants having an exercise price of $17.125 per share or more pursuant to the 1994 Key Colleague Stock Option Plan or the Long-Term Incentive Plan, the "plans." (Page 8)

4.   WHO IS ENTITLED TO PARTICPATE IN THE OFFER?

     Only current colleagues of the Company and certain consultants to the Company (who are not also directors of the Company) who hold options at an exercise price of $17.125 or more may exchange their options for shares of restricted stock under the terms of this offer. Former colleagues and non-colleague directors are not eligible to participate, unless they are included in the group of consultant offerees.

5.   HOW MUCH WILL WE PAY YOU FOR YOUR OPTIONS?

     We will pay for the options with shares of our common stock. All shares of our common stock issued to optionholders in this offer will be "restricted stock." Accordingly, these shares will be subject to forfeiture and restrictions on transfer until the restrictions lapse (at which time the shares "vest") under the terms of a new restricted share grant agreement. If you tender all of your options, you will receive the total number of shares of restricted stock listed in the table included in your transmittal letter. If you tender less than all of your options, you will receive a portion of the total number of shares, equal to the value of the portion of your options that you tender. (Page 11)

     The restricted stock value was arrived at by using the average closing price over the twenty-two day trading period ended July 18, 2001.

     The amount of restricted stock you will receive was determined based on 90% of the value of your options. We retained Towers Perrin Inc., an executive compensation consultant, to help us calculate the value of the options. (Page
11). Towers-Perrin valued the options using the "Black Scholes Option Pricing Model" which is widely used in U.S. Securities and Exchange Commission reporting, company proxy statements and compensation programs.

6.   DO YOU HAVE TO TENDER ALL OF YOUR OPTIONS?

     No, you may tender any portion of your options or none at all. If you tender less than all of your options (a "partial tender"), you must indicate in the letter of transmittal those options that are included in your tender. If you tender less than all of your options, all options of the same grant (i.e., that have the same grant date and exercise price) must be tendered.

7.   WHEN WILL YOU RECEIVE PAYMENT FOR YOUR PURCHASED OPTIONS?

     Assuming the conditions to the offer are satisfied, we will exchange the shares of restricted stock for the tendered options promptly following the expiration date of the offer. After the expiration date of the offer, we will forward a restricted share grant agreement to you. You must sign this restricted share grant agreement and return it to us. Upon our receipt of your agreement, we will credit the restricted stock to you in a bookkeeping account. (Page 11)

8.   WHEN DO YOU VEST IN THE RESTRICTED STOCK?

     As long as you are employed by the Company or one of its subsidiaries or, for optionholders that are currently employed by consultants to the Company, by that consultant, the restricted stock you receive will vest, in full, three years from the date of grant. Unless the Company elects to extend the offer, the date of grant of your restricted stock would be September 17, 2001. Accordingly, your shares of restricted stock would vest on September 17, 2004. Also, in the event of a change of control of the Company, as defined in the restricted share grant agreement, all of your shares of restricted stock would vest. Even if your options currently are vested, the restricted stock you receive will be subject to this three year vesting requirement. (Page 13)

9. UNDER WHAT CIRCUMSTANCES WILL YOU FORFEIT THE RESTRICTED STOCK YOU RECEIVE IN THIS TENDER OFFER?

     In general, you will forfeit the restricted stock received in this offer if you cease to be employed by us or a subsidiary or, for optionholders that are currently employed by consultants to the Company, by that consultant, before the date the restricted stock vests. You will not forfeit your restricted stock, and all of your restricted stock will vest, if you leave such employment because of "retirement" or "disability" (both as defined in the LTI plan), or upon your death. (Page 13)

10.  WHAT ARE THE OTHER RESTRICTIONS ON THE RESTRICTED STOCK?

     The restrictions on the stock you will receive in this offer are contained in the restricted share grant agreement. Restricted stock generally may not be sold, transferred, assigned, pledged, or otherwise encumbered or disposed until the stock vests. (Page 13)

     You will not receive a stock certificate for the restricted stock until after the restricted stock has vested. Until then, the restricted stock will be credited to you in a bookkeeping account. Once the restricted stock has vested, the stock will no longer be subject to forfeiture and will be free of the terms, conditions and restrictions contained in the restricted share grant agreement. You will then receive a certificate for the corresponding number of shares of common stock. (Page 13)

11. ARE YOU ENTITLED TO EXERCISE ANY RIGHTS OF OWNERSHIP OF RESTRICTED STOCK WHILE THE STOCK IS SUBJECT TO A RESTRICTION OR SIMILAR CONDITION?

     Yes, you will have dividend, voting and other stockholder rights with respect to any restricted stock you receive in the offer as of the date we issue the restricted stock to your account. In addition, we will deliver to you, by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed to our stockholders. (Page 13)

12. WHAT IS THE SOURCE OF THE COMMON STOCK THAT WILL BE USED TO PAY YOU FOR YOUR OPTIONS?

     The restricted stock to be offered to optionholders will be issued under the LTI plan and will be drawn from the pool of common stock currently authorized for issuance under that plan. All options purchased by us in the tender offer will be cancelled, thereby permitting the issuance of the restricted stock and providing additional stock for future awards under that plan. (Page 13)

13. WHEN DOES THE OFFER EXPIRE? CAN THE COMPANY EXTEND THE OFFER, AND IF SO, HOW WILL YOU BE NOTIFIED?

     The offer expires on Friday, September 14, 2001, at 12:00 midnight., Eastern Time, unless it is extended by us. We may extend the offer at any time but we cannot assure you that the offer will be extended or, if extended, for how long. (Page 8). If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on Monday, September 17, 2001. (Page 18) Otherwise, you will not receive any notification of the expiration of this offer.

14.  HOW DO YOU TENDER YOUR OPTIONS?

     If you decide to tender your options, you must deliver to us a properly completed and signed letter of transmittal, the option agreement(s) evidencing your options and any other documents required by the letter of transmittal, at the address set forth on the letter of transmittal, before 12:00 midnight, Eastern Time, on September 14, 2001. (Page 9)

15.  DURING WHAT PERIOD OF TIME CAN YOU WITHDRAW PREVIOUSLY TENDERED OPTIONS?

     You may withdraw your tendered options at any time before 12:00 midnight, Eastern Time, on Friday, September 14, 2001. If the offer is extended beyond that time, you may withdraw your tendered options at any time until the expiration of the offer. To withdraw tendered options you must deliver a written notice of withdrawal, or facsimile thereof, with the required information to us while you still have the right to withdraw the tendered options. Once withdrawn, you may retender options only by again following the delivery procedures described above. In addition, you will also have the right to withdraw your tendered options after September 19, 2001, unless those options have been accepted by us by that time. (Page 10)

16. IS OUR BOARD OF DIRECTORS AND ENTERPRISE LEADERSHIP TEAM RECOMMENDING THIS OFFER?

     Neither the Enterprise Leadership Team nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options.

     We have been advised that most of the members of our leadership team that have options eligible for tender intend to tender options pursuant to the offer, although each member of the Enterprise Leadership Team will have the same opportunity to either tender options or retain options following the same process and time as all other eligible optionholders. Non-employee directors and non-colleagues (including former colleagues) are not eligible to participate in the offer, unless they are included within the group of consultant offerees. (Page 15)

17.  WILL YOU HAVE TO PAY TAXES IF WE PURCHASE YOUR OPTIONS IN THE OFFER?

     There are no immediate tax consequences of receiving restricted stock in exchange for your options, unless you make an election under Section 83(b) of the Internal Revenue Code (whereby you pay taxes upon being granted the restricted shares). Upon vesting in the restricted stock and lapse of the terms, conditions and restrictions that apply to the restricted stock, you will be required to recognize additional income in an amount equal to the fair market value of the restricted stock, determined on the date the shares are no longer restricted. The Company will generally be allowed a business expense deduction for the amount of any taxable income recognized by you at the time such income is recognized. (Page 16)

     Certain consequences to holders of "incentive stock options" who do not tender these options in the offer are discussed in the offer to purchase. (Page
17). You should consult with your own tax adviser to determine the tax consequences of participating in the offer.

18. WHAT IF I AM A COLLEAGUE BASED OUTSIDE OF THE UNITED STATES OR A NATIONAL OF ANOTHER COUNTRY BASED IN THE UNITED STATES?

     Colleagues based outside of the United States and colleagues based in the United States who are nationals of another country are eligible to participate in this offer. IF YOU ARE A COLLEAGUE AND YOU EITHER ARE BASED OUTSIDE OF THE UNITED STATES, OR ARE A NATIONAL OF ANOTHER COUNTRY AND ARE BASED IN THE UNITED STATES, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE TAX, SOCIAL CONTRIBUTION AND EXCHANGE CONTROL CONSEQUENCES OF THIS TRANSACTION UNDER THE LAWS OF THE COUNTRY IN WHICH YOU LIVE AND WORK OR OF WHICH YOU ARE A NATIONAL.

FOR EXAMPLE, UNDER THE LAWS OF CERTAIN COUNTRIES, YOUR ACCEPTANCE OF THIS OFFER TO EXCHANGE MAY RESULT IN YOUR IMMEDIATE RECOGNITION OF TAXABLE INCOME.

19. IS THE BLACK-SCHOLES VALUE USED IN CALCULATING THE PRESENT VALUE OF ELIGIBLE OPTIONS THE SAME AS THE BLACK-SCHOLES VALUE USED IN CALCULATING THE VALUE OF OPTIONS IN OUR ANNUAL REPORT?

     No. The Black-Scholes value appearing in our Annual Report is based on the full option term of ten years and an exercise price equal to the fair market value of our common stock at the date of grant. The Black-Scholes value used in calculating the present value of eligible options in this offer to exchange takes into account the current fair market value of our common stock, which is significantly below the exercise price of eligible options, as well as the remaining option term. Therefore, the Black-Scholes value used in calculating the present value of eligible options is less than the Black-Scholes value used in our annual report.

20.  WHO SHOULD YOU CONTACT IF YOU HAVE QUESTIONS ABOUT THE OFFER?

     For additional information or assistance, you may contact:

     Richard Burgess...                 or         Roberta Bixhorn
     Tower Automotive, Inc.                        Tower Automotive, Inc.
     5211 Cascade Road, SE                         5211 Cascade Road, S.E.
     Grand Rapids, Michigan 49546                  Grand Rapids, Michigan 49546
     Telephone: (616) 802-1605                     Telephone: (616) 802-1596

                           FORWARD-LOOKING STATEMENTS

     All statements, other than statements of historical fact, included in this offer to purchase are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this offer to purchase, the words "anticipate," believe," "estimate," "expect," "intends," and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Various economic and competitive factors could cause actual results to differ materially from those discussed in such forward-looking statements, including factors which are outside the control of the Company, such as risks relating to: (i) the degree to which the Company is leverages; (ii) the Company's reliance on major customers and selected models; (iii) the cyclicality and seasonality of the automotive market; (iv) the failure to realize the benefits of recent acquisitions and joint ventures; (v) obtaining new business on new and redesigned models; (vi) the Company's ability to continue to implement its acquisition strategy; and (vii) the highly competitive nature of the automotive supply industry. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements.

     The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Securities Exchange Act of 1934, as amended (the "Act"). The Act does not provide this protection for tender offers. Therefore, to the extent this offer to purchase includes forward-looking statements, the safe harbor provided by the Act is not available to the Company for any such forward-looking statements.

                                  INTRODUCTION

     Tower Automotive, Inc., a Delaware corporation, hereby offers to purchase outstanding options to purchase shares of our common stock, $.01 par value per share, that were issued to (i) key colleagues under the 1994 Key Colleague Stock Option Plan or the Long-Term Incentive Plan (the "plans") or (ii) certain persons who were consultants to the Company and who are now either employees of Hidden Creek Industries, Inc. (and not also directors of the Company) or employees of the Company, and which options have an exercise price of $17.125 per share or more (the "options"). The purchase price of each option tendered will be paid in common stock, which will be issued as "restricted stock" under the terms of the Long-Term Incentive Plan (the "LTI plan"). As restricted stock, these shares will be subject to forfeiture and other restrictions until they vest under the terms of a new restricted share grant agreement between each tendering optionholder and us. See Section 9. Our offer is made upon the terms and subject to the conditions set forth herein and in the related letter of transmittal. We refer to this offer to purchase, the related cover letter and customized letter of transmittal, together with any amendments or supplements, as the "offer."

     We are offering to purchase all of the outstanding options with an exercise price of $17.125 per share or more. All options properly tendered and not validly withdrawn will be purchased at the purchase price, subject to the terms and the conditions of the offer. You may tender all, any portion of your options that have the same grant date and exercise price, or none at all. However, if you elect to make a partial tender, all options having the same grant date and exercise price as the options surrendered, must be tendered to us. Your customized transmittal letter sets forth the number of shares of restricted stock you will receive for each option you choose to tender. To tender less than all of your options, you must indicate the options ("option shares") that you wish to tender. If you tender all of your options, you will receive the total number of shares of restricted stock set forth in the table in your transmittal letter. If you tender less than all of your options, you will receive a portion of the total number of shares of restricted stock set forth in the table in your transmittal letter, equal to the value of the number of option shares you tender. See
Section 6.

     The restricted stock issued in exchange for tendered options will be issued under the LTI plan. Regardless of the current vesting schedule of your options, the restricted stock you receive for tendered options will vest on the third anniversary of the "grant date," assuming you meet the requirements for vesting specified in the restricted share grant agreement. Unless the offer is extended by us, the grant date will be September 17, 2001. As a result, you may receive restricted stock with a new vesting schedule in exchange for options that have already vested. See Section 9.

NEITHER THE COMPANY, THE ENTERPRISE LEADERSHIP TEAM, NOR THE BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR PURCHASE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER OPTIONS. WE HAVE BEEN ADVISED THAT MOST OF THE MEMBERS OF OUR ENTERPRISE LEADERSHIP TEAM INTEND TO TENDER OPTIONS PURSUANT TO THIS OFFER. NON-EMPLOYEE DIRECTORS AND NON-COLLEAGUES (INCLUDING FORMER COLLEAGUES) ARE NOT ELIGIBLE TO PARTICIPATE IN THE OFFER, UNLESS THEY ARE INCLUDED WITHIN THE GROUP OF CONSULTANT OFFEREES.

     As of the date of this offer, we had issued and outstanding options to purchase 3,511,120 shares of common stock issued under the plans, of which options to purchase 1,688,000 shares of common stock issued to our colleagues have an exercise price of $17.125 or more. The options we are offering to purchase represent approximately 48% of the stock options issued and outstanding, under those plans, as of the date of this offer.

     Our common stock is listed and principally traded on The New York Stock Exchange under the symbol "TWR." On September 10, 2001, the last reported sale price of our common stock was $11.20 per share. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK.

     All options accepted in response to this offer will be cancelled.

                                    THE OFFER

1.   NUMBER OF OPTIONS; EXPIRATION DATE.

     Upon the terms and subject to the conditions of the offer, we will purchase from eligible optionholders all options to purchase shares of our common stock, vested or unvested, that have an exercise price of $17.125 per share or more and that are properly tendered (and not validly withdrawn in accordance with Section
4) prior to the Expiration Date (as defined below). Subject to certain limitations, we will accept partial tenders of options. See Section 5. The term "Expiration Date" means 12:00 midnight, Eastern Time, on September 14, 2001, unless and until we, in our sole discretion, extend the period of time during which the offer will remain open, in which event the term "Expiration Date" will refer to the latest time and date at which the offer, as extended, expires. See
Section 15 for a description of our right to extend, delay, terminate or amend the offer.

     If your options are properly tendered and accepted for purchase, you will be entitled to receive an amount payable in shares of common stock. All shares of our common stock paid to optionholders under this offer will be restricted stock. Those shares will be subject to vesting, as set forth in a new restricted share grant agreement between you and us. See Section 9. If you tender all of your options, you will receive the total number of shares of restricted stock set forth in the table in your personalized transmittal letter. If you tender less than all of your options, you will receive a portion of those shares, equal to the value of the option shares you tender. If we decide to take any of the following actions, we will publish a notice or otherwise inform you of the action:

     - Increase or decrease what we will give you in exchange for your options, or

     - Increase or decrease the number or type of options eligible to be exchanged in the offer.

     If the offer is scheduled to expire within ten (10) business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of at least ten (10) business days after the date the notice is published or otherwise provided to you.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

2.   PURPOSE OF THE OFFER.

     We believe that many of our outstanding options are not achieving the purpose for which they were intended. The options that we are offering to purchase have exercise prices ranging from $17.125 to $25.75 per share while the closing price of our common stock on July 24, 2001, as reported on the NYSE, was $13.75 per share. Accordingly, many of our outstanding options have exercise prices that are significantly higher than the prevailing market price of our common stock. We believe that making this offer to exchange these outstanding options for restricted stock, (1) increases our colleagues' proprietary stake in the enterprise, (2) creates a stronger incentive to promote our growth and success, and (3) encourages our key colleagues to continue their employment with us. Each of these objectives is intended to inure to the ultimate benefit of our stockholders.

     We consistently evaluate strategic opportunities that may arise, including acquisitions, joint ventures, the restructuring of our operations, as well as the sale of certain of our assets. Subject to the foregoing, and except as otherwise disclosed in this offer or in our filings with the Securities and Exchange Commission, we presently have no plans or commitments that relate to or would result in:

     (a) The acquisition by any person of any of our securities from us or in a tender offer, or the disposition of any of our securities;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving us or any of our subsidiaries;

     (c) A sale or transfer of a material amount of our or our subsidiaries' assets;

     (d) Any significant change in our present Board of Directors or Enterprise Leadership team;

     (e) Any material change in our indebtedness or capitalization;

     (f) Except for the possible transfer or relocation of certain of our Milwaukee press operations, the results of which are not expected to have a material impact on our financial condition or results of operations, any other material change in our corporate structure or business;

     (g) Any change in our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or any actions which may impede the acquisition of control of us by any person;

     (h) A class of equity securities being delisted from a national securities exchange;

     (i) A class of our equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 ("Securities Exchange Act"); or

     (j) The suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act.

     Neither the Company, the Enterprise Leadership Team nor the Board of Directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all information in this offer and to consult your own investment and tax advisers. You must make your own decision whether to tender your options.

3.   PROCEDURES FOR TENDERING OPTIONS.

     Proper Tender of Options. To validly tender your options in response to this offer, you must, in accordance with the letter of transmittal, properly complete, sign and deliver to us the letter of transmittal, or facsimile thereof, and any other required documentation, including the option agreement(s) evidencing your options, to our address listed on the transmittal letter prior to the Expiration Date.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL, OPTION AGREEMENT(s), AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING OPTIONHOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURE YOUR PACKAGE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

     If you wish to make a partial tender of your options, you must indicate in the letter of transmittal the options listed in the table included in your transmittal letter ("option shares") that will be included in your tender. All options that have the same exercise price and grant date as the options surrendered must, however, be tendered to us. In other words, you may not tender only a portion of your option shares that are subject to the same grant.

     Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any tender of options will be determined by us, in our sole discretion. Our determination will be final and binding. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or the acceptance for payment of or payment for which may be unlawful. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular optionholder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering optionholder or waived by us. Neither we nor any other person will be obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

     Our Acceptance Constitutes an Agreement. Your tender of options in response to the procedures described above will constitute your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR PURCHASE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN YOU AND US UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

     Lost, Stolen, Destroyed or Mutilated Option Agreements Evidencing the Tendered Options. If your option agreement(s) evidencing the options to be tendered has been lost, stolen, destroyed or mutilated, you must complete the box captioned "Lost, Stolen, Destroyed or Mutilated Agreements" on the letter of transmittal, indicating the number of options subject to the lost, stolen, destroyed or mutilated option agreement(s). You must then contact us for the steps that must be taken to replace the option agreement(s) evidencing the options to be tendered. To avoid delay, you should contact immediately Richard
S. Burgess, at (616) 802-1605.

4.   WITHDRAWAL RIGHTS.

     You may only withdraw your tendered options in accordance with the provisions of this Section 4. You may withdraw your tendered options at any time before 12:00 midnight, Eastern Time, on September 14, 2001. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the expiration of the offer. Also, if we do not accept the options offered for tender on or before September 19, 2001, you will have the right to withdraw your options after that date.

     To withdraw tendered options you must deliver a written notice of withdrawal, or facsimile thereof, with the required information to us while you still have the right to withdraw the tendered options. The notice of withdrawal must specify the name of the optionholder who tendered the option to be withdrawn, the grant date, the exercise price and the options to be withdrawn. Although you may withdraw some or all of your tendered options, you may not withdraw only a portion of the options that are subject to the same grant (i.e., those options having the same grant date and exercise price). Except as described in the following sentence, the notice of withdrawal must be executed by the optionholder who tendered the options to be withdrawn. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, or another person acting in a fiduciary or representative capacity, signor's full title and proper evidence of that authority to act in such capacity must be indicated on the notice of withdrawal. Withdrawals may not be rescinded, and any options withdrawn will thereafter be deemed not properly tendered for purposes of the offer unless such withdrawn options are properly retendered prior to the Expiration Date by following the procedures described Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion; all determinations will be final and binding.

5.   ACCEPTANCE OF TENDERED OPTIONS AND PAYMENT.

     Upon the terms and subject to the conditions of this offer and as promptly as practicable following the Expiration Date, we will accept for payment and pay for (and thereby purchase) options properly tendered and not validly withdrawn prior to the Expiration Date. If your options are properly tendered and are accepted for payment, you will receive a restricted share grant agreement promptly after the Expiration Date. You must properly execute and return this restricted share grant agreement to us. Upon our receipt of the executed restricted share grant agreement, we will issue the restricted stock to your account.

     If you tender all of your options, the agreement will be for the total number of shares of restricted stock set forth in the table included in your personalized transmittal letter. If you tender less than your total number of options (a "partial tender"), your restricted share grant agreement will be for a portion of the total number of shares set forth in that table, equal to the value of the option shares tendered. Again, for a partial tender, you must tender all of the option shares that are subject to the same grant.

6.   VALUE OF OPTIONS AND RESTRICTED STOCK.

     We retained Towers Perrin, Inc., an executive compensation consultant, to help us calculate the value of the options and the restricted stock to be issued in exchange for the options. For purposes of determining the value of the options, we have valued options based on differences in exercise price and expiration date. All options with the same exercise price and expiration date are treated the same. For each option tendered and accepted for payment, you will receive shares of restricted stock equal in value to 90% of the value of that option.

     The value of each option has been determined using the "Black-Scholes" option pricing model adapted for use in valuing executive stock options. The value of the options was calculated as of July 18, 2001, based upon the following assumptions utilized in that model: The average market price of the Company's common stock during the 22 trading days ended July 18, 2001; exercise at the end of the remaining term of the option; weighted three year stock price volatility of 46.8%; a dividend yield of 0%, and a risk-free interest rate of 5.68%.

     We have valued the shares of restricted stock to be issued in exchange for the options based upon the average closing price of our stock, as reported on the NYSE, for each of the twenty-two (22) trading days ended July 18, 2001. The average price is $10.086 per share. Accordingly, we have valued all shares of restricted stock at $10.086 per share.

     For purposes of the offer, we will be deemed to have accepted for payment options that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the optionholders of our acceptance for payment of such options, which may be by press release.

7.   CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the offer, we will not be required to accept any eligible options tendered for purchase, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after July 25, 2001 and prior to the expiration date (September 14, 2001 unless the offer is further extended) any of the following events has occurred, or has been determined by us to have occurred and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

     (a) There shall have been threatened or instituted or be pending any action or proceeding by any governmental, regulatory or administrative agency or authority that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, or the issuance of restricted stock or otherwise relates in any manner to the offer, or that, in our reasonable judgment, could materially and adversely affect our business, condition, income, operations or prospects or materially impair the contemplated benefits of the offer to us;

     (b) There shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be eligible to the offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

               (1) Make the acceptance for exchange of, or issuance of restricted stock for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or that otherwise relates in any manner to the offer;

               (2) Delay or restrict our ability, or render us unable, to accept for exchange, or issue restricted stock for, some or all of the tendered options;

               (3) Materially impair the contemplated benefits of the offer to us; or

               (4) Materially and adversely affect our business, condition, income, operations or prospects or materially impair the contemplated benefits of the offer to us;

     (c)  There shall have occurred:

               (1) Any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

               (2) The declaration of a banking moratorium any suspension of payments in respect of banks in the United States,

               (3) Any decline in either the Dow Jones Industrial Average, the New York Stock Exchange or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on July 25, 2001;

     (d) A tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

               (1) Any person, entity or "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before July 25, 2001;

               (2) Any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before July 25, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding share of our common stock; or

               (3) Any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries; or

     (e) Any change or changes shall have occurred in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us or may materially impair the contemplated benefits of the offer to us.

               The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date (September 14, 2001 unless the offer is further extended). We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8.   PRICE RANGE OF THE COMMON STOCK.

     Our common stock is traded on the New York Stock Exchange. The following table sets forth, for the quarters indicated, the high and low trading prices per share of our common stock.


                                                High                     Low
2001 Quarter Ended
September 30, 2001 (through July 24, 2001)     $14.29                   $13.71
June 30, 2001                                   11.21                     8.70
March 31, 2001                                  11.65                     8.50

2000 Quarter Ended
December 31, 2000                              $11.00                    $7.125
September 30, 2000                              13.5625                   9.125
June 30, 2000                                   17.625                   11.625
March 31, 2000                                  17.50                    11.625

1999 Quarter Ended
December 31, 1999                              $20.625                  $13.50
September 30, 1999                              28.25                    17.8125
June 30, 1999                                   26.125                   17.625
March 31, 1999                                  26.50                    17.00


     As of September 10, 2001, the closing price of our common stock, as reported on the NYSE, was $11.20 per share.

YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK.

9.   SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF THE RESTRICTED STOCK.

     Consideration. Assuming we purchase all of our outstanding options eligible optionholders in response to the offer, the total amount of restricted stock we will issue to optionholders will be approximately 616,612 shares.

     Terms of Restricted Stock. The restricted stock will be issued under the LTI plan. Our statements concerning the LTI Plan and the restricted stock are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the LTI Plan and the restricted share grant agreement between you and us. The form of restricted share grant agreement is attached to this offer as Exhibit A.

     The shares of restricted stock you receive in exchange for tendered options accepted for payment will be subject to forfeiture and other restrictions until the shares vest. These restrictions include prohibitions against sale, assignment, transfer, exchange, pledge, hypothecation or other encumbrance, other than by will or the laws of descent and distribution. The shares of restricted stock will vest on the third anniversary of the grant date, assuming you are still employed by us or one of our subsidiaries or, for optionholders that are currently consultants to the Company, by that consultant, on that date. Prior to vesting, your restricted stock will be subject to forfeiture if you cease to be employed by us or, if applicable to certain optionees, Hidden Creek Industries, Inc., for any reason other than "retirement" or "disability" (both as defined in the LTI Plan) or death.

     All unvested restricted stock awards will vest upon a "change of control." Under the restricted share grant agreement, a "change of control" occurs if: (a) a person or group of persons acquires 20% or more of our outstanding common stock; (b) there is a change of a majority of our board of directors, unless a majority of the directors in office at the grant date of your restricted stock award were nominated or appointed with the approval of a majority of those directors or their approved successors; (c) there is a merger or consolidation under which the Company, in effect, is not the surviving entity; (d) more than 50% of the assets or earning power of the Company is disposed of; or (e) the Company liquidates, dissolves, or is reorganized in a manner that results in a change in control.

     You will not receive a stock certificate for the restricted stock until after the restricted stock vests. Until then, the restricted stock will be held in our custody. Your award of restricted stock will be evidenced by the restricted share grant agreement between you and us. On the vesting date, if you are still employed by us or, if applicable to certain optionees, Hidden Creek Industries, Inc., you will receive a certificate representing the number of shares of common stock set forth in your restricted share grant agreement.

     You will have dividend, voting and other stockholder rights (subject to the transfer and forfeiture restrictions discussed above) with respect to all shares of restricted stock you receive in the offer as of the date we issue the restricted stock to your account. We will deliver to you, by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed to our stockholders.

10.  CERTAIN INFORMATION ABOUT US.

GENERAL

     We are a leading global designer and producer of structural components and assemblies used by every major automotive original equipment manufacturer, or "OEM," in the world. Our customers include Ford, DaimlerChrysler, General Motors, Saturn, Honda, Toyota, Nissan, Auto Alliance, Fiat, BMW, and Volkswagen, as well as a number of heavy truck OEMs. We currently employ more than 13,000 colleagues in 52 locations worldwide.

     Based on revenues, we believe we are the largest independent global supplier of structural components and assemblies to the automotive market. Our principal products include:

     - Lower vehicle structures--full frames, engine cradles, floor pan components, cross members, and other large stampings;

     - Body structures and assemblies--body pillars, roof rails, side sills, parcel shelves, intrusion beams, and fuel filler assemblies;


     - Suspension components, modules and systems--chassis and suspension modules, control arms, suspension links, track bars, spring and shock towers, and trailing axles; and

     - Class A surfaces and modules--body sides, pick-up box sides, door panels, and fenders.

     Many of our products are critical to the structural integrity of the vehicle. Increasingly, we are using our products in combination with products manufactured by other suppliers to produce assemblies and modules consisting of multiple component parts. As a result of our design, engineering and program management capabilities, we are able to offer our customers fully integrated modules and assemblies for substantial portions of a vehicle. We have strengthened our relationships with OEMs as the ability to deliver complete assemblies and modules reduces our customers' production and inventory management costs.

CERTAIN FINANCIAL INFORMATION

     Set forth below is our selected summary historical consolidated financial information. The historical financial information has been derived from our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2001. The information presented below should be read in conjunction with our consolidated financial statements and notes thereto.


                                                            (Dollars in thousands, except per share amounts)
                                                       Years ended December 31,         Six Months ended June 30,

                                                        2000             1999             2001             2000
Income Statement Data:
Revenues                                             $2,531,953       $2,170,003         $1,270,783   $1,366,384
Cost of sales                                         2,160,359        1,823,103          1,106,251    1,140,291
Selling, general and administrative expense             137,003          105,950             70,319       68,087
Amortization expense                                     21,517           15,803             12,208       10,217
Operating income                                         71,748          225,147             82,005      147,789
Interest expense, net                                    64,711           37,981             39,843       26,731
Provision for income taxes                                2,619           74,866             16,472       48,424
Net income                                               13,434          117,088             29,533       76,416

Other Data:
Basic earnings per share                             $      .29       $     2.50         $      .67   $     1.62
Diluted earnings per share                           $      .28       $     2.10         $      .63   $     1.32
Ratio of earnings to fixed charges  (1)                   (2)               3.3x               1.4x         3.5x
Book value per share                                 $    14.71       $    15.51         $    16.32   $    17.09

Balance Sheet Data:
Current assets                                       $  636,677       $  558,056         $  646,949   $  620,321
Noncurrent assets                                     2,256,070        1,994,494          2,311,117    2,195,190
Working capital                                          64,003          126,940           (133,800)     176,875
Total assets                                          2,892,747        2,552,550          2,958,066    2,815,511
Current liabilities                                     572,674          431,116            780,749      443,446
Noncurrent liabilities                                1,361,228        1,135,549          1,194,967    1,302,656
Long-term debt                                        1,141,900          921,221            974,907    1,065,921
Stockholders' investment                                700,095          727,135            723,600      810,659


     (1) Calculated by dividing earnings by total fixed charges. Earnings consist of net income plus income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, amortization of debt expense and a portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case.

     (2) Due to the restructuring and asset impairment charge of $141.3 million, earnings were inadequate to cover fixed charges by $23.3 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 2.1x for the year ended December 31, 2000.

11.  INTERESTS  OF  DIRECTORS  AND  OFFICERS;   TRANSACTIONS   AND  ARRANGEMENTS
     CONCERNING THE OPTIONS.

     Listed below is our directors and executive officers as of July 25, 2001, and for the executive officers, the number of options that may be tendered by that person in response to this offer. As of the date of this offer, our directors and executive officers as a group (18 persons) beneficially own an aggregate of 1,916,116 shares of our common stock, representing approximately 4.4% of the total number of issued and outstanding shares as of such date. For more information with respect to beneficial ownership by our directors and executive officers of our common stock, please refer to our definitive proxy statement, filed with the SEC on April 20, 2001.


                                               Number of Options Held that            Percentage of Total
                     Directors                   are Eligible for Tender          Options Eligible for Tender
                     ---------                   -----------------------          ---------------------------

         S. A. Johnson                                     -0-                                -0-
         Dugald K. Campbell                              255,000                             15.1
         Kim B. Clark                                      -0-                                -0-
         Jurgen M. Geissinger                              -0-                                -0-
         Ali Jenab                                         -0-                                -0-
         F. J. Loughrey                                    -0-                                -0-
         James R. Lozelle                                  -0-                                -0-
         Georgia Nelson                                    -0-                                -0-
         Scott D. Rued                                     -0-                                -0-
         Enrique Zambrano                                  -0-                                -0-
              Leadership Team Members
         James W. Arnold                                 15,000                               .8
         Anthony A. Barone                               110,000                              6.5
         Richard S. Burgess                              85,000                               5.0
         Dugald K. Campbell                              255,000                             15.1
         Kathy J. Johnston                                 -0-                                -0-
         David D. Krohn                                    -0-                                -0-
         Roland J. Loup                                    -0-                                -0-
         Tom G. Pitser                                   120,000                              7.1
         Antonio R. Zarate                                 -0-                                -0-


     Based upon our records and upon information provided to us by our directors and executive officers, neither we nor, to the best of our knowledge, any of our directors or executive officers has effected any transactions in the options or our common stock during the 60 days prior to the date hereof except for (1) the sale of 60,000 shares, at $13.90 per share by Mr. Lozelle on July 23, 2001, and
(2) the exercise of an option by Mr. Barone to purchase 5,000 shares of stock at $7.5625 per share and the concurrent sale of 5000 shares on July 23, 2001, at $14.00 per share.

     We have been advised that most of the members of our key leadership team, that have eligible options to tender, intend to tender options pursuant to this offer. Non-employee directors (as well as non-colleagues and former colleagues, excluding certain consultants) are not eligible to participate in the offer.

     Except for outstanding options to purchase common stock and restricted stock awards granted from time to time to certain of our key colleagues and non-employee directors pursuant to the plans, and except as set forth in this offer to purchase, neither we nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

12.  STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER.

     Options we acquire in response to the offer will be canceled and returned to the pool of options available for issuance under the LTI plan, including the shares of restricted stock to be issued under the terms of this offer. Such options will be available for future awards to eligible participants under that plan without further stockholder action (except as required by applicable law or the rules of the NYSE or any other securities exchange on which our common stock is then listed).

13.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of options and payment of restricted stock as contemplated by this offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options or restricted stock as contemplated in this offer. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. We are unable to predict whether we may determine that we are required to delay the acceptance for payment of or payment for options tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept for payment and pay for options with restricted stock is subject to certain conditions. See Section 7.

14.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material federal income tax consequences of the sale of options pursuant to the offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances, and it is not intended to be applicable in all respects to all categories of stockholders.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE AND LOCAL CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     General. There are no immediate tax consequences of receiving restricted stock in exchange for your options, unless you make an election under Section 83(b) of the Internal Revenue Code. Upon vesting of the restricted stock and lapse of the terms, conditions and restrictions that apply to the restricted stock, you will be required to recognize income in an amount equal to the fair market value of the restricted stock, determined on the date the shares are no longer restricted.

     The Section 83(b) election must be made and filed with the Internal Revenue Service within 30 days following the grant date. If you make a Section 83(b) election, you will be required to recognize taxable income at the time of the exchange in an amount equal to the fair market value of the restricted stock on that date. If the restricted stock is subsequently forfeited, you are not entitled to a deduction for the loss. However, having made the filings, if you hold the restricted stock until after the shares vest and subsequently sell the shares of common stock issued upon vesting, the gain will be taxed as capital gain as opposed to ordinary income.

     We will generally be allowed a business expense deduction for the amount of any taxable income which is recognized by you at the time such income is recognized. Section 162(m) of the Internal Revenue Code, however, may limit the deduction that can be claimed by us in certain circumstances.

     At the time you recognize ordinary income, either upon vesting or if you make an election under Section 83(b) of the Code upon grant, we will have a withholding tax obligation, much like the obligation that arises when we pay your salary or bonus. This ordinary income will be reflected on your year-end W-2. If you make a Section 83(b) election, you must pay us the amount of the withholding taxes. In order to facilitate the payment of this withholding tax obligation for shares not subject to an election under Section 83(b), we may deduct from any payment otherwise due by us an amount equal to any taxes required to be withheld by law with respect to such delivery or require payment to us in an amount sufficient to provide for any taxes so required to be withheld. By participating in this exchange and signing the Restricted Share Grant Agreement, you will authorize us to take the above actions to pay withholding taxes.

     Incentive Stock Options. Certain of the options subject to this offer are intended to qualify as "incentive stock options." In order for a holder of incentive stock options to receive certain favorable tax treatment with respect to shares of common stock obtained through the exercise of those options, several requirements must be satisfied. One of these requirements is that the stock subject to the incentive stock option be held by the optionholder, following exercise of the option, for at least two years after the date the option was granted or, if later, one year after the option is exercised (the "holding period").

     If you satisfy the incentive stock option requirements, you will not be taxed at the time you exercise such an option. Moreover, if you satisfy the holding period requirement, the entire gain, if any, realized upon disposition will be treated, for federal tax purposes, as capital gain.

     This offer will impact the holding period requirement of any incentive stock options you now hold, that are eligible for tender, even if you do not participate in this offer. If the holder of an incentive stock option does not tender the incentive stock option in response to this offer, the holding period for that option will begin on the date of this offer. This is because the offer is treated as the grant of a new incentive stock option for purposes of the holding period requirement. Therefore, in order to be eligible for favorable tax treatment, a holder of an incentive stock option, that are eligible for tender, must hold any stock purchased on exercise of such an option for at least two years after the date of this offer or, if later, one year after the option is exercised.

     If you are an eligible optionholder and you are either based outside of the United States, or are a national of another country and are based in the United States, you should consult with your own tax advisor to determine the tax, social contribution, and exchange control consequences of this transaction under the laws of the country in which you live and work or of which you are a national. For example, under the laws of certain countries, your acceptance of this offer may result in your immediate recognition of taxable income.

     You are urged to consult your own tax advisor with respect to the federal, state, local and foreign consequences of participating in the offer, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

15.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     We may, in our sole discretion, at any time and from time to time, extend the period of time during which the offer is open and thereby delay acceptance for payment of and payment for any options by giving oral or written notice of such extension to the optionholders and making a public announcement thereof.

     We also expressly reserve the right, in our reasonable judgment, to terminate the offer and not accept for payment or pay for any options previously accepted for payment or paid for or, subject to applicable law, to postpone payment for options by giving oral or written notice of such termination or postponement to the optionholders and making a public announcement thereof. Our reservation of the right to delay payment for options which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of the tender offer.

     Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the offer will be disseminated promptly to optionholders in a manner reasonably designated to inform optionholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release.

     As long as we comply with applicable laws, we may amend the offer to purchase in any way, including decreasing or increasing the consideration offer to optionholders for decreasing or increasing the number of options to be surrendered and canceled in the offer.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.

16.  ACCOUNTING CONSEQUENCES OF THE OFFER.

     Neither the shares of restricted stock issued in exchange to this offer nor the eligible options that are not tendered in this offer will be treated for financial reporting purposes as variable rewards. However, we will record a non-cash compensation expense ratably over the vesting period of the restricted stock.

17.  FEES AND EXPENSES.

     We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of options pursuant to this offer.

18.  ADDITIONAL INFORMATION.

     We are subject to the informational filing requirements of the Exchange Act and, in accordance therewith, are obligated to file reports and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC.

     These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at:

 -        450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549;
 -        500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and
 -        7 World Trade Center, New York, New York 10048.

     Copies of such material may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. These reports, proxy statements and other information concerning us also can be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We urge you to review the following materials which we have filed with the SEC prior to making a decision on whether to tender your options. The SEC file number for our documents is 1-12733.

          (a) Annual Report on Form 10-K for the year ended December 31, 2000;

          (b)  Quarterly  Report on Form 10-Q for the  quarter  ended  March 31,
     2001;

          (c) Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2001; and

          (d) Current Reports on Form 8-K filed with the SEC since December 31, 2000.

19.  MISCELLANEOUS.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of options residing in such jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Securities Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO which contains additional information with respect to the offer. This Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 17 with respect to information concerning us.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR AUTHORIZATION AS HAVING BEEN AUTHORIZED BY US.

                             TOWER AUTOMOTIVE, INC.
September 11, 2001

                              LETTER OF TRANSMITTAL
              TO TENDER OPTIONS TO PURCHASE SHARES OF COMMON STOCK
                    WITH AN EXERCISE PRICE OF $17.125 OR MORE
                                       OF
                             TOWER AUTOMOTIVE, INC.
              PURSUANT TO THE OFFER TO PURCHASE DATED JULY 25, 2001

                    THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT
          12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, SEPTEMBER 14, 2001,
                          UNLESS THE OFFER IS EXTENDED.

TO:
Richard Burgess
Tower Automotive, Inc.
5211 Cascade Road, SE
Grand Rapids, Michigan 49546
Telephone:  616-802-1600
Facsimile:  616-802-1599

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

================================================================================

I tender the following of my options that are listed in the table below (the "options") (Please check the appropriate box):

[ ] All of my options, or
[ ] A partial tender of the following options, as identified below:

     (See Instructions 2 and 3 and complete table below only if you are not tendering all of your options.)

                                                                    Option Shares to
                      Number of                      Number of         be Tendered
Grant    Exercise   Shares Subject     Value of      Restricted
Date(1)   Price       to Option     Option Shares  Shares Issuable    Yes       No




================================================================================
(1) You must tender all of your option shares for a particular option grant.

YOUR OPTION AGREEMENT(S) EVIDENCING OPTIONS TO BE TENDERED MUST BE FORWARDED WITH THIS LETTER OF TRANSMITTAL.

TO TOWER AUTOMOTIVE, INC.

     You, the undersigned, hereby tender to Tower Automotive, Inc., a Delaware corporation, the options to purchase shares of common stock of Tower Automotive described above pursuant to our offer to purchase such options for restricted stock, as that term is defined in the offer to purchase ("Offer to Purchase"), upon the terms and subject to the conditions set forth in the Offer to Purchase, receipt of which is hereby acknowledged, and in this letter of transmittal (which together constitute the "Offer").

     Subject to, and effective upon, acceptance for payment of the options tendered in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), you hereby sell, assign and transfer to, or upon the order of, us all right, title and interest in and to all the options that are being tendered. You acknowledge that we have advised you to consult with your own legal, financial and accounting advisers as to the consequences of participating or not participating in the Offer. You agree that this letter of transmittal is an amendment to your option agreement(s).

     You hereby represent and warrant that you have full power and authority to tender the options tendered hereby and that, when and to the extent the same are accepted for purchase by us, such options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. You will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the purchase of the options tendered hereby.

     All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive your death or incapacity, and any obligation of you hereunder shall be binding upon your heirs, personal representatives, successors and assigns. Except as stated in the Offer, this tender is irrevocable.

     By execution of this letter, you understand that tenders of options pursuant to the procedure described in Section 3 of the Offer to Purchase and in the instructions will constitute your acceptance of the terms and conditions of the Offer. Our acceptance for purchase of options tendered pursuant to the Offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Offer. You acknowledge that the restricted stock that you will receive is subject to forfeiture and other restrictions, including without limitation, restrictions on sale, transfer, assignment, pledge or other encumbrances or dispositions, until such time as the restricted stock shall vest and the restrictions shall lapse in the manner set forth in the new restricted share grant agreement between you and us. That agreement will be forwarded to you upon completion of the offer. You agree to execute the new restricted share grant agreement and promptly return it to us at the address above.

     The name(s) and address(es) of the registered holder(s) appear above exactly as they appear on the agreement(s) representing options tendered hereby. You have indicated whether you are tendering all of your options or less than all of your options (a "partial tender"). If you wish to complete a partial tender, you have identified in the above table these options to be tendered. You understand that you are not required to tender any of your options in this offer. You also understand that if you make a partial tender, all options of the same class (i.e., that have the same exercise price and grant date) must be tendered to the Company. You understand further that all options properly tendered prior to the Expiration Date (as defined in the Offer to Purchase) and not properly withdrawn will be purchased, upon the terms and subject to the conditions of the Offer.

YOU UNDERSTAND THAT THE PUBLIC TRADING PRICE OF THE COMMON STOCK WILL VARY FROM TIME TO TIME AFTER THE OFFER EXPIRES AT 12:00 MIDNIGHT, EASTERN TIME, ON THE EXPIRATION DATE, SUCH THAT THE PUBLIC TRADING PRICE OF THE COMMON STOCK COULD AT SOME TIME IN THE FUTURE EXCEED THE EXERCISE PRICE OF THE OPTIONS. BY TENDERING THE OPTIONS, YOU AGREE TO HOLD US HARMLESS FOR ANY ACTUAL OR PERCEIVED LOSS AS A RESULT OF THE VARIANCE IN THE PUBLIC TRADING PRICE OF COMMON STOCK FROM TIME TO TIME AFTER EXPIRATION OF THE OFFER.

     You recognize that, under certain circumstances set forth in the Offer to Purchase, we may terminate or amend the Offer or may postpone the acceptance for purchase of, or payment for, options tendered. In any such event, you understand that the options delivered herewith but not accepted for purchase will be returned to you at the address indicated above.

THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS OF OPTIONS BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

     All capitalized terms used herein but not defined shall have the meaning ascribed to them in the Offer to Purchase.

     You have agreed to all of the terms of the Offer.

     Must be signed by the holder(s) exactly as name(s) appear(s) on the option agreement evidencing the options to be tendered. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, please set forth the signer's full title and include with this letter of transmittal proper evidence of the authority of such person to act in such capacity.

================================================================================

SIGNATURE OF OWNER(S)

--------------------------------------------------

--------------------------------------------------
(Signature(s) of Holder(s) or Authorized Signatory)

Date: _________, 2001

Name(s):                          Telephone No. (with area code):
         ---------------                                        ----------------
         (Please Print)
                                  Tax ID/Social Security No.:
                                                                ----------------
Capacity:
          -------------------------------------------

Address:
         --------------------------------------------
                 (Please include ZIP code)


LOST, STOLEN, DESTROYED OR MUTILATED AGREEMENTS:

[ ] Check here if any of the agreements representing your options have been lost, stolen, destroyed or mutilated. See Instruction 7. Number of options represented by lost, stolen, destroyed or mutilated agreements:

                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER


     1. Delivery of Letter of Transmittal and Option Agreements. All option agreements evidencing options to be tendered, as well as a properly completed and duly executed letter of transmittal (or facsimile thereof), and any other documents required by this letter of transmittal, must be received by Tower Automotive, Inc. at our address set forth on the front cover of this letter of transmittal on or prior to 12:00 midnight, Eastern Time, on the Expiration Date (as defined in the Offer to Purchase).

THE METHOD BY WHICH YOU DELIVER YOUR DOCUMENTS, INCLUDING OPTION AGREEMENTS, THE LETTER OF TRANSMITTAL, AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR OPTION AND RISK, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY US. IF YOU ELECT TO DELIVER YOUR DOCUMENTS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND THAT YOU PROPERLY INSURE THE DOCUMENTS. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

     Tenders of options made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If the Offer is extended by us beyond that time, you may withdraw your tendered options at any time until the expiration of the Offer. In addition, unless we accept your tendered options for purchase before 12:00 midnight, Eastern Time, on or before September 19, 2001, you may withdraw your tendered options at any time after that date. To withdraw tendered options you must deliver a written notice of withdrawal, or facsimile thereof, with the required information to us while you still have the right to withdraw the tendered options. Withdrawals may not be rescinded and any options withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn options are properly retendered prior to the Expiration Date by following the procedures described above.

     We will not accept any alternative, conditional or contingent tenders. All tendering optionholders, by execution of this Letter of Transmittal (or a facsimile of it), waive any right to receive any notice of the acceptance of their tender.

     2. Inadequate Space. If the space provided herein is inadequate, the information requested by the first table in this letter of transmittal regarding which options are to be tendered in a partial tender of options should be provided on a separate schedule attached hereto.

     3. Partial Tenders. If you tender less than all of your options, you must complete the table on page one of this letter of transmittal. You may tender all, none, or any portion of your options; however, all option shares of the same option agreement must be tendered.

     4. Signatures. If this letter of transmittal is signed by the holder(s) of the options, the signature(s) must correspond with the name(s) as written on the face of the option agreement(s) without alteration, enlargement or any change whatsoever. If any of the options to be tendered are held of record by two or more persons, all such persons must sign this letter of transmittal.

     If this letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to us of the authority of such person so to act must be submitted with this letter of transmittal.

     5. Requests For Assistance Or Additional Copies. Any questions or requests for assistance, as well as requests for additional copies of the Offer to Purchase or this letter of transmittal may be directed to Richard Burgess, at the address and telephone number given on the front cover of this letter of transmittal. Copies will be furnished promptly at our expense.

     6. Irregularities. All questions as to the number of options to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of options will be determined by us in our sole discretion, which determinations shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of options we determine not to be in proper form or the acceptance of which or payment of restricted stock for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular options, and our interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in tenders and no person will incur any liability for failure to give any such notice.

     7. Lost, Stolen, Destroyed Or Mutilated Option Agreements Evidencing Options. If option agreements evidencing options to be tendered have been lost, stolen, destroyed or mutilated, you must check the box captioned "Lost, Stolen, Destroyed or Mutilated Option Agreements" on the letter of transmittal, indicating the number of options subject to the lost, stolen, destroyed or mutilated option agreement(s). You must then contact us to ascertain the steps that must be taken in order to replace the option agreements evidencing options. In order to avoid delay, you should contact us immediately.

IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A FACSIMILE COPY THEREOF) TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY US, ON OR PRIOR TO 12:00 MIDNIGHT, EASTERN TIME, ON THE EXPIRATION DATE (AS DEFINED IN THE OFFER TO PURCHASE).

     8. Important Tax Information. You should refer to Section 14 of the Offer to Purchase which contains important tax information.



::ODMA\PCDOCS\GRR\611492\2

September         , 2001
          --------


First Name - Last Name
Address
City, State - Postal Code

Dear First Name:

     Tower Automotive, Inc. is offering to purchase all of our outstanding options with an exercise price of $17.125 or more (the "options") that were issued under the 1994 Key Colleague Stock Option Plan or the Long-Term Incentive Plan (the "plans"). In exchange for the options, we will issue optionholders "restricted stock" that will be subject to certain restrictions until the shares vest. This offer is made pursuant to the terms and conditions set forth in the accompanying offer to purchase and letter of transmittal (the "offer").

     You may tender all, a portion or none of your options; however, all option shares subject to the same option agreement (i.e., having the same exercise price and grant date) must be tendered if any are to be tendered. Your outstanding options eligible for purchase in the offer are listed in the table included in your personalized transmittal letter, which is included with this letter. The option values shown in that table are based on 90% of each option's value under the Black-Scholes stock option valuation model. These values will be applied to all outstanding options tendered, regardless of vesting status. If you tender all of your options and your options are accepted for purchase, you will receive the number of shares of restricted stock set forth in that table. If your tender is for less than all of your options and your options are accepted for purchase, you will receive a portion of the total number of shares set forth in that table, equal to the value of the option shares you tender.

     The award of restricted stock will be subject to the terms of the plan and a new restricted share grant agreement between you and us. If we accept your options for purchase, we will forward the new restricted share grant agreement to you promptly after expiration of the offer. The restricted stock you will receive will vest on the third anniversary of the grant date. Unless the offer is extended by us, the grant date will be September 17, 2001.

     There are no immediate tax consequences of receiving restricted stock in exchange for your options, unless you make an election under Section 83(b) of the Internal Revenue Code. A more detailed discussion of the tax consequences occurring when the restricted stock vests, and of the Section 83(b) election, is contained in Section 14 of the offer to purchase.

     If you decide to tender your options pursuant to the offer, please complete, sign and return the letter of transmittal, along with the option agreement(s) evidencing your options, to:

         Tower Automotive, Inc.
         5211 Cascade Road, SE
         Grand Rapids, Michigan 49546
         Attn:  Richard Burgess

prior to the expiration of the offer.

    PLEASE NOTE THAT YOUR PARTICIPATION IN THE OFFER IS COMPLETELY VOLUNTARY.

     We neither require nor request that you tender your options in the offer. Furthermore, we suggest that before you make your decision, you consult with your own legal, financial and accounting advisers as to the consequences of tendering your options in the offer.

     If you have any questions concerning the offer, please contact Richard Burgess at 616-802-1600.


                                Very truly yours,



                               Dugald K. Campbell
                             Chief Executive Officer

                                    EXHIBIT A

                        RESTRICTED SHARE GRANT AGREEMENT


     AGREEMENT  made  as  of  this  _____  day  of  _______________,   by  TOWER
AUTOMOTIVE,  INC., a Delaware corporation (the "Company"),  and (the "Grantee").
-----------------------------

                                    RECITALS

     The Tower Automotive, Inc. Long-Term Incentive Plan authorizes the award of shares of restricted stock to key colleagues and certain consultants of the Company upon such terms and conditions as may be determined by the Committee or the Board of Directors.

     The Committee has approved a grant of restricted shares to the Grantee upon the terms and conditions set forth in this Agreement. The Company and the Grantee desire to confirm in this Agreement the terms, conditions, and restrictions applicable to the grant of restricted stock.

     NOW, THEREFORE, intending to be bound, the parties agree as follows:

1.   DEFINITIONS

     1.1  "Board" means the Board of Directors of the Company. -----

     1.2 "Change in Control" means an occurrence of a nature with respect to the Company that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act. Without limiting the inclusiveness of the definition in the preceding sentence, a Change in Control shall be deemed to have occurred as of the first day that any one or more of the following conditions is satisfied:

          (a) Any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing twenty percent (20%) or more of the combined voting power of the Company's then outstanding securities; or

          (b) At any time a majority of the Board of Directors of the Company is comprised of other than Continuing Directors (for purposes of this section, the term Continuing Director means a director who was either (i) first elected or appointed as a director prior to the Effective Date of this Agreement; or (ii) subsequently elected or appointed as a director if such director was nominated or appointed by at least a majority of the then Continuing Directors); or

          (c)  Any of the following occur:

               (i) Any merger or consolidation of the Company, other than a merger or consolidation in which the voting securities of the Company immediately prior to the merger or consolidation continue to represent (either by remaining outstanding or being converted into securities of the surviving entity) fifty percent (50%) or more of the combined voting power of the Company or surviving entity immediately after the merger of consolidation with another entity;

               (ii) Any sale, exchange,  lease, mortgage,  pledge,  transfer, or other disposition (in a single transaction or a series of related transactions) of assets or earning power aggregating more than fifty percent (50%) of the assets or earning power of the Company on a consolidated basis;

               (iii)Any liquidation or dissolution of the Company;

               (iv) Any reorganization, reverse stock split, or recapitalization of the Company which would result in a Change in Control; or

               (v) Any transaction or series of related transactions having, directly or indirectly, the same effect as any of the foregoing; or any agreement, contract, or other arrangement providing for any of the foregoing.

     1.3 "Committee" means the Committee appointed by the Board to administer the Plan.

     1.4 "Common Stock" means the common stock of the Company, par value $.01 per share.

     1.5 "Company" means Tower Automotive, Inc., a Delaware corporation, its successors and assigns.

     1.6  "Effective  Date  of  this   Agreement"   means  September  17,  2001.

     1.7  "Plan" means the Tower Automotive, Inc. Long-Term Incentive Plan.

     1.8 "Restricted Share" means a Share which is subject to the restriction on sale, pledge or other transfer imposed by Section 3.1.

     1.9 "Reverted Shares" means Shares which have reverted to the Company pursuant to Section 5.2.

     1.10 "Shares" means the shares of Common Stock awarded, issued and delivered to the Grantee under this Agreement. If, as a result of a stock split, stock dividend, combination of stock, or any other change or exchange of securities, by reclassification, reorganization, recapitalization or otherwise, the Shares shall be increased or decreased, or changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or another corporation, the term "Shares" shall mean and include the shares of stock or other securities issued with respect to the Shares.

     1.11 "Vested  Share" means a Share which is no longer a  Restricted  Share.

2.   GRANT AND ACCEPTANCE OF AWARD; TAX ELECTION

     2.1 Grant. The Company confirms the award to the Grantee of _______ shares of Common Stock (the "Shares") as restricted stock, upon the terms, restrictions and conditions of this Agreement and the Plan. The award of Shares shall be effective as of the Effective Date of this Agreement. The Company agrees to issue and deliver to the Grantee a certificate representing the Shares promptly after the Restricted Shares become Vested Shares under the terms of this Agreement.

     2.2 Acceptance. The Grantee accepts this award of Shares and agrees to hold them subject to the terms, restrictions and conditions of this Agreement.

     2.3 Tax Election. The Grantee may elect to be taxed in 2001 on the fair market value of the Shares awarded by signing an election to be so taxed under
Section 83(b) of the Internal Revenue Code, and filing such election with the Internal Revenue Service within thirty (30) days after the Effective Date of this Agreement. If the Grantee chooses not to make such an election, the Grantee will be taxed on the fair market value of the Shares in the year in which the restrictions lapse.

3.   RESTRICTIONS ON TRANSFER OF SHARES; LAPSE OF RESTRICTIONS

     3.1 Transfer Prohibition. The Grantee shall not sell, pledge or otherwise assign or transfer any Share or any interest in any Share while such Share is a Restricted Share.

     3.2 Restricted Shares. Every Share shall be a Restricted Share until the restrictions lapse as provided in Section 5.1.

     3.3 Securities Law Compliance. The Grantee shall not sell or transfer any Share or any interest in any Share, whether such Share is or is not a Restricted Share, unless either (a) the Company shall consent in writing to such transfer, or (b) the Company shall have received an opinion of counsel satisfactory to the Company to the effect that such transfer will not violate the registration requirements imposed by the Securities Act of 1933 or any other provision of law which the Company shall desire such opinion to cover.

     3.4 Stop Transfer Instructions. The Company shall have the right to issue instructions to the transfer agent for the shares of the Company, prohibiting transfer of any Shares except in accordance with the requirements of this Agreement.

     3.5 Certificate for Vested Shares. At the time a Restricted Share becomes a Vested Share, the Grantee shall be entitled to receive from the Company a certificate representing such Vested Shares, bearing a legend, if the Company shall deem such a legend to be appropriate, only to the effect that the transfer of such Shares is prohibited if it would violate the Securities Act of 1933. Unless and until the Restricted Shares become Vested Shares, the Shares shall be held by the Company, in custody or in book entry form, unless otherwise directed by the Company.

     3.6  Rights of  Stockholder.  Except for the  restrictions  imposed in this
Article 3 and unless the Shares have reverted to the Company pursuant to Section 5.2, the Grantee shall have all the rights of a stockholder with respect to the Restricted Shares, including the right to vote and to receive the dividends declared and paid thereon.

4.   ACQUISITION WARRANTIES

     In order to induce the Company to issue and deliver the Shares on the terms of this Agreement, the Grantee warrants to and agrees with the Company as follows:

     4.1 No Participating Interest. The Grantee is acquiring the Shares for the Grantee's own account, and has not made any arrangement to convey any interest in the Shares to any person, other than to transfer Reverted Shares to the Company pursuant to Section 5.3.

     4.2 Ability to Evaluate. Because of the Grantee's knowledge and experience in financial and business matters, the Grantee is capable of evaluating the merits and risks of acquiring the Shares under the arrangements prescribed by this Agreement.

     4.3 Familiarity with Company. The Grantee is familiar with the business, financial condition, earnings and prospects of the Company, and confirms that the Company has not made any representation regarding the foregoing matters or the merits of this Agreement.

     4.4 All Questions Answered. The Grantee understands all of the terms of this Agreement and the consequences to the Grantee of any actions which may be taken under this Agreement. The Grantee confirms there are no questions relating to any such matters which have not been answered to the Grantee's complete satisfaction.

5.   VESTING AND REVERSION

     5.1 One Hundred Percent Vesting. All Shares issued hereunder which have not previously reverted to the Company shall become Vested Shares

          (a) At the third anniversary of the Effective Date of this Agreement;

          (b) Upon a Change in Control;

          (c) Upon the Grantee's death; or

          (d) Upon the Grantee's Disability or Retirement, as such terms are defined in the Plan,

whichever of the foregoing is first to occur.

     5.2 Reversion. All Shares which have not become Vested Shares shall automatically revert to the Company at any time the Grantee shall no longer be employed by Hidden Creek Industries, Inc. or a subsidiary (or, if currently employed by the Company, the Company or any of its subsidiaries) for any reason whatsoever, including involuntary termination without the consent of the Grantee. No compensation shall be payable to the Grantee for shares which revert to the Company.

     5.3 Effect of Reversion. Upon reversion of any Shares (a) absolute ownership thereof shall automatically revert to the Company at that time, (b) such Shares shall be deemed to be "Reverted Shares" for purposes of this Agreement, (c) all the Grantee's rights and interests in the Reverted Shares shall cease at that time, and (d) the Grantee shall be obligated immediately to surrender to the Company the certificates representing the Reverted Shares, but the failure to do so shall not impair the immediate effect of clauses (a), (b) and (c) above.

6.   GENERAL PROVISIONS

     6.1 No Right to Employment. This Agreement is not an employment contract. Neither the Plan nor this Agreement or anything else changes the at will employment status of the Grantee.

     6.2 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and enforceable, but if any provision of this Agreement shall be held to be prohibited or unenforceable under applicable law (a) such provision shall be deemed amended to accomplish the objectives of the provision as originally written to the fullest extent permitted by law, and (b) all other provisions of this Agreement shall remain in full force and effect.


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

     6.3 Captions. The captions used in this Agreement are for convenience only, do not constitute a part of this Agreement and all of the provisions of this Agreement shall be enforced and construed as if no captions had been used.

     6.4 Complete Agreement. This Agreement contains the complete agreement between the parties relating in any way to the subject matter of this Agreement and supersedes any prior understandings, agreements or representations, written or oral, which may have related to such subject matter in any way.

     6.5 Notices.

          (a) Procedures Required. Each communication given or delivered under this Agreement must be in writing and may be given by personal delivery or by certified mail. A written communication shall be deemed to have been given on the date it shall be delivered to the address required by this Agreement.

          (b) Communications to the Company. Communications to the Company shall be addressed to it at the principal corporate headquarters and marked to the attention of the Company's president.

          (c) Communications to the Grantee. Every communication to the Grantee shall be addressed to the Grantee at the address given immediately below the Grantee's signature to this Agreement, or to such other address as the Grantee shall specify to the Company.

     6.6 Assignment. This Agreement is not assignable by the Grantee during the Grantee's lifetime. This Agreement shall be binding upon and inure to the benefit of (a) the successors and assigns of the Company, and (b) any person to whom the Grantee's rights under this Agreement may pass by reason of the Grantee's death.

     6.7 Amendment. This Agreement may be amended, modified or terminated only by written agreement between the Company and the Grantee.

     6.8 Waiver. No delay or omission in exercising any right hereunder shall operate as a waiver of such right or of any other right hereunder. A waiver upon any one occasion shall not be construed as a bar or waiver of any right or remedy on any other occasion. All of the rights and remedies of the parties hereto, whether evidenced hereby or granted by law, shall be cumulative.

     6.9 Choice of Law. This Agreement shall be deemed to be a contract made under the laws of the State of Michigan and for all purposes shall be construed in accordance with and governed by the laws of the State of Michigan.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.



GRANTEE                                  TOWER AUTOMOTIVE, INC.

                                         By
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                                           Its
                                              ----------------------------------
Address:

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